Exhibit 99.1

MINISO Announces Annual General Meeting on June 18, 2026 and Filing of Annual Report on Form 20-F

GUANGZHOU, China, April 24, 2026/PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 11:00 a.m. Beijing time on June 18, 2026 at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong, for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice, the ballot, the form of proxy and other documents for the AGM are available on the Company’s website at https://ir.miniso.com.

Holders of record of ordinary shares of the Company at the close of business on May 13, 2026, Hong Kong time, are entitled to notice of and to attend and vote at the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on May 13, 2026, New York time, who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be.

The Company also announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the United States Securities and Exchange Commission (the “SEC”). The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2025, can be accessed on the SEC’s website at https://www.sec.gov as well as through the Company’s investor relations website at https://ir.miniso.com/.

The Company has also published its Hong Kong annual report today for the fiscal year ended December 31, 2025 pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEX”), which can be accessed on the Company’s investor relations website at https://ir.miniso.com/ as well as the HKEX’s website at https://www.hkexnews.hk.

About MINISO Group

MINISO Group is a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, the Company has successfully built two brands – “MINISO” and “TOP TOY”. The Company’s flagship brand “MINISO” has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. The Company’s products cover diverse consumer needs and consumers are drawn to MINISO for our products’ trendiness, creativeness, high quality and affordability. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and the HKEx, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEx. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

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